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                                                                    EXHIBIT 4.24

September 18, 2001

PRIVATE AND CONFIDENTIAL

Mr. Jan Edvin Pedersen
Vingveien 2, N - 4050 Sola
Norway

Dear Jan:

On behalf of Bid.Com International Inc. ("Bid.Com"), I am pleased to confirm our offer of employment on the following terms, subject to completion of our acquisition (the "Acquisition") of ADB Systemer ASA ("ADB"):

The position is President, European Operations, reporting directly to me. You agree by your execution of this offer of employment to remain in the employ of Bid.Com for a minimum of two years from the date of the Acquisition. During the second year of the term, the parties shall discuss any renewal, provided that Bid.Com shall provide at least six months notice of any intent not to renew your employment at the end of such two year term.

In the event of termination of your employment by Bid.Com prior to the end of such two year period for any reason other than death, disability or for cause, Bid.Com shall continue to pay your base salary for a period of twelve months from such date. This salary protection shall not apply in the event of non-renewal of the terms hereof.

Your salary will remain at NOK 850,000, and will be paid with the normal payroll run for the Norwegian operations.

On each of the first and second anniversary date of the Acquisition, you will be paid a fixed bonus of Cdn. $100,000.

You will participate in the Management Incentive Plan (MIP). The purpose of the MIP is to motivate and reward efforts that maximize our financial success. At target levels of

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organizational performance you will receive a bonus payment under the MIP equal to a fixed percentage of your base salary, as determined annually by the Board of Directors.

In ongoing years you will participate in the Company's Stock Option plan at a level determined by the Board of Directors as appropriate for the Management Team, with consideration given to your performance. The current 2001 MIP targets were based on a previous revenue plan which has proven unattainable. These targets have not yet been revised.

The terms of your existing employment arrangements with ADB will continue to apply, except to the extent revised hereunder.

We are enclosing a copy of this letter and request that you sign, indicating your acceptance of this offer and its conditions, including any company policies and procedures as established by Bid.Com.

Jan, I look forward to working with you on this exciting opportunity.


Yours truly,


Mark Wallace
Chief Operating Officer


I, Jan Edvin Pedersen, have read, understood and hereby accept the foregoing offer of employment on the above terms and conditions.



Dated: ______________________     Signature: ____________________________